EMI

04 MAR 15 AM 7:21

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

5th March, 2004.

Attn: Filing Desk - Stop 1-4

SUPPL

04010566

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 4th March 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 5th March 2004, confirming that Talpa Beheer B.V. no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

dw 3/15

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/21

Company Announcements Office,
London Stock Exchange.

5th March, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by ING Bank NV, in a letter dated 4th March 2004 and received by fax on 5th March 2004, that ING Bank Global Custody NV, as the nominee for Talpa Beheer B.V. ceased, as at 1st March 2004, to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231